CERTIFICATE OF AMENDMENT

TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

QUICK START HOLDINGS, INC.

QUICK START HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, in accordance with the provisions of Sections 228 and 242 thereof, does hereby certify:

FIRST: The name of the corporation is Quick Start Holdings, Inc. (hereinafter referred to as the “Corporation”).

SECOND: The original Certificate of Incorporation of Quick Start Holdings, Inc. was filed with the Secretary of State of the State of Delaware on September 4, 2018 (the “Original Certificate of Incorporation”). An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 22, 2018 (the “Amended and Restated Certificate of Incorporation”). A Certificate of Correction was filed with the Secretary of State of the State of Delaware on October 25, 2018 (the “Certificate of Correction” and, together with the Original Certificate of Incorporation and the Amended and Restated Certificate of Incorporation, the “Certificate of Incorporation”). Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Certificate of Incorporation.

THIRD: Pursuant to the unanimous written consent of the Board of Directors of the Corporation in accordance with Section 141(f) of the DGCL, resolutions were adopted setting forth a proposed amendment to Article 18 of the Certificate of Incorporation, declaring said amendment to be advisable and requested the consent of the vote of stockholders having the minimum number of votes that would be necessary to take such action at a meeting for consideration thereof in accordance with Section 228 of the DGCL.

FOURTH: Article 18 of the Certificate of Incorporation shall be amended as follows:

“18. Forum Selection: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article. The provisions of this Article do not preclude or contract the scope of exclusive federal or concurrent jurisdiction for suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, and the respective rules and regulations thereunder.”

FIFTH: That thereafter, pursuant to the resolution of the Corporation’s Board of Directors, written consent by the requisite vote by the majority stockholders entitled to vote in lieu of a meeting in accordance with Section 228 of the DGCL voted in favor of the amendment.

SIXTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed this 19th day of February 2019.

By: /s/ Paul Moody___________________

Paul Moody, President